UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027584

BEST AVAILABLE COPY

March 10, 2006

José A. Sosa
Fiddler Gonzalez & Rodriguez, P.S.C.
P.O. Box 363507
San Juan, PR 00936-3507

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2006

Re: Triple-S Management Corporation
Incoming letter dated January 9, 2006

Dear Mr. Sosa:

This is in response to your letters dated January 9, 2006 and January 10, 2006 concerning the shareholder proposal submitted to Triple-S by Francisco J. de Echegaray Espada, M.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Francisco J. de Echegaray Espada, M.D.
P.O. Box 612
Mayaguez, PR 00681

FIDDLER GONZALEZ & RODRIGUEZ, P.S.C.
ATTORNEYS AND COUNSELORS AT LAW
PO BOX 363507
SAN JUAN, PR 00936-3507

TELEPHONE (787) 753-3113
FAX (787) 759-3123

254 MUÑOZ RIVERA AVENUE
CORNER CHARDÓN STREET
6TH FLOOR
HATO REY, PR 00918

January 9, 2006

VIA UPS NEXT DAY
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal from Dr. Francisco J. Echegaray
Triple-S Management Corporation
(SEC File Number: 000-49762)

Ladies and Gentlemen:

On behalf of our client Triple-S Management Corporation (the "Corporation"), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico (the "Commonwealth"), and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in connection with Rule 14a-8(j) under the Securities Exchange Act, we have enclosed for filing the following:

1. Six copies of the proposal (the "Proposal") received from Dr. Francisco J. Echegaray (the "Proponent") for inclusion in the Corporation's proxy statement for the 2006 Annual Meeting of Shareholders (the "Proxy Statement") scheduled to be held on April 30, 2006;

2. Six copies of an unofficial translation of the Proposal;

3. Six copies of correspondence with the Proponent (the "Correspondence");

4. Six copies of unofficial translations of the Correspondence; and

5. Six additional copies of this letter.

The Corporation is also sending a copy of this letter to the Proponent to notify him of the Corporation's intention to omit the Proposal from the Proxy Statement. The Corporation plans to mail the Proxy Statement on or before March 30, 2006.

The Corporation is a reporting company pursuant to Section 12(g) of the Exchange Act. In its effort to give its shareholders access to the Proxy Statement, the Corporation has voluntarily decided to follow in practice to the extent possible the provisions of Rule 14a-8 of the Exchange Act (the "Rule") even though the Corporation's shareholders are not eligible shareholders under the Rule[1]. Since the Corporation has decided to accept certain shareholders proposals following the provisions of the Rule as a guideline, it has also decided to omit certain shareholders proposals following said provision.

The Proposal includes four proposals that the Proponent numbers one through four. The first proposal is a call to eliminate the restriction that in order to be a shareholder of the Corporation the shareholder must be a doctor. The second proposal is that the shares of deceased shareholders that are currently treasury stock of the Corporation be transferred to the heirs of said deceased shareholders. The third proposal is (i) a call for the valuation of the shares of the Corporation, (ii) the trade of the shares in the New York and (iii) the payment of dividends. The fourth proposal is that the benefits from these changes accrue to actual shareholders and their heirs. As discussed in greater detail below, the Corporation intends to omit the Proposal from the Proxy Statement because it does not comply with the requirements of Rule 14a-8(c).

Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for particular shareholders' meeting." The Proponent by his own admission in the Proposal segregated his proposals in four numbered proposals. In addition proposal number 3 includes three separate proposals, to wit: (i) a call for the valuation of the shares of the Corporation, (ii) the trade of the shares in the New York and (iii) the payment of dividends.

The Correspondence shows that the Corporation had notified the Proponent of this defect and gave him the opportunity to submit one proposal in compliance with Rule 14a-8(c). The Proponent failed to correct this situation and continued to submit the same proposals again.

Based on the foregoing, the Corporation believes that it may omit the Proposal from the Proxy Statement because it does not comply with the requirements of Rule 14a-8(c).

---

[1] There are no shareholders of the Corporation who have "continuously held at least $2,000 in market value, or 1%" of the Corporation's securities entitled to be voted on at the Annual Meeting of Shareholders. Rule 14a-8(b).

If you have any questions or comments regarding this filing, please contact the undersigned at (787) 759-3178.

Sincerely,

José A. Sosa

Cc: Dr. Francisco J. Echegaray
Enrique Ubarri, Esq.

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGUEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

31 de octubre de 2005

Dr. Jesús R. Sánchez Colón, Secretario de la Junta de Directores
Triple S. Management Inc. y/o Seguros de Servicios de Salud de PR
P O Box 363628
San Juan, Puerto Rico 00936-3628

Estimado doctor:

Solicito que se incluyan las siguientes propuestas a los accionistas en la Asamblea Anual Ordinaria del 2006.

PROPUESTA 1

Eliminar las restricciones en los estatutos y reglamentos de que para ser accionistas de la Corporación hay que ser médico o cirujano.

PROPUESTA 2

Las acciones de los accionistas muertos que están en cartera o se han vendido a precio nominal deben ser transferidas a los herederos de los accionistas muertos.

PROPUESTA 3

Valorizar las acciones existentes a precio real en el mercado actual de acuerdo con la Ley SEC del 1934 según enmendada y se negocien en dicho mercado en Nueva York, además del pago de dividendos.

PROPUESTA 4

Que los beneficiarios de estos cambios sean sólo los accionistas y/o herederos, originales y actuales.

En Mayaguez, Puerto Rico, 31 de octubre de 2005

Cordialmente,

Francisco J. de Echegaray Espada, MD, MPH, CASS
Accionista

RECIBIDO
NOV 03 2005
OFICINA JUNTA DE DIRECTORES

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGUEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

14 de noviembre de 2005

Dr. Jesús R. Sánchez Colón, Secretario de la Junta de Directores
Triple S. Management Inc. y/o Seguros de Servicios de Salud de PR
P O Box 363628
San Juan, Puerto Rico 00936-3628

Estimado doctor:

Presento una enmienda a mi carta del 31de octubre de 2005 para que lea como sigue: Solicito que en la Asamblea Anual Ordinaria del 2006 citada, se incluya la siguiente propuesta. Se modifiquen los estatutos corporativos para que la corporación Triple S funcione como lo que jurídicamente es y está autorizada de tal forma que:

A. Que se elimine las restricciones en los estatutos y reglamentos de que para ser accionistas de la Corporación hay que ser médico o cirujano dentista.

B. Las acciones de los accionistas muertos que están en cartera o se han vendido a precio nominal deben ser transferidas a los herederos de los accionistas muertos.

C. Se valoricen las acciones existentes a precio real en el mercado actual de acuerdo con la Ley SEC del 1934 según enmendada y se negocien en dicho mercado en Nueva York, además del pago de dividendos.

D. Que los beneficiarios de estos cambios sean sólo los accionistas y/o herederos, originales y actuales.

Esta enmienda convirtiendo la Corporación en lo que jurídicamente es, necesaria ya que las condiciones del mercado de la salud han cambiado a través de los tiempos y es necesario hacer estas modificaciones a los estatutos para así hacer justicia a los fundadores de esta corporación que con sacrificio lucharon en su creación y desarrollo en condiciones adversas.

Solicito que por favor se circule esta propuesta entre todos los accionistas que quedan vivos para saber su opinión y se me notifique los resultados de dicha encuesta.

En Mayagüez, Puerto Rico, 14 de noviembre de 2005

Cordialmente,

Francisco J. de Echegaray Espada, MD, MPH, CASS
Accionista Fundador

TRIPLE-S
MANAGEMENT
CORPORATION

PEOPLECARE

PO Box • 363628
San Juan • Puerto Rico
00936-3628
Tel. 749-4949
Fax 749-4191

16 de noviembre de 2005

Dr. Francisco J. Echegaray Espada
PO Box 612
Mayagüez, PR 00681

Estimado doctor Echegaray:

Acuso recibo de su carta fechada el 31 de octubre de 2005, en la cual trae a nuestra consideración cuatro propuestas que desea sean incluidas en la Declaración sobre Poder para la Octava Asamblea Anual Ordinaria de Accionistas de Triple-S Management Corporation a celebrarse en abril de 2006.

Según disponen las Reglas del *Securities and Exchange Commission* (SEC) (en específico la Regla Número 14a-8), cada accionista podrá someter solamente una propuesta para la Asamblea de Accionistas. Es el interés del Comité de Resoluciones y Reglamentos el evaluar detalladamente toda propuesta sometida para la Asamblea. Para esto es necesario que, de sus cuatro propuestas, usted determine presentar una para la Asamblea y que la misma contenga la información sobre sus beneficios y conveniencias para poder ser considerada.

Esta Regla de la SEC dispone que usted tiene 14 días desde que reciba esta comunicación para corregir los señalamientos anteriormente descritos y someternos una sola propuesta debidamente fundamentada, la cual atenderemos.

De tener cualquier duda puede comunicarse con este servidor en nuestra Oficina de la Secretaría de la Junta al teléfono (787) 749-4122 o a la siguiente dirección: PO Box 363628, San Juan PR 00936-3628.

Cordialmente,

Jesús R. Sánchez Colón, DMD
Secretario de la Junta de Directores

TRIPLE-S
MANAGEMENT
CORPORATION

PEOPLECARE

PO Box • 363628
San Juan • Puerto Rico
00936-3628
Tel. 749-4949
Fax 749-4191

1 de diciembre de 2005

Dr. Francisco J. Echegaray Espada
PO Box 612
Mayagüez, PR 00681

Estimado doctor Echegaray:

Según discutido con usted en nuestra llamada conferencia del 30 de noviembre de 2005, estaremos trabajando en conjunto con usted para redactar una resolución que pueda ser incluida en la Declaración sobre Poder para la Asamblea Anual Ordinaria de Accionistas de 2006.

Según disponen las Reglas del *Securities and Exchange Commission* (SEC), cada accionista podrá someter solamente **una** propuesta para la Asamblea de Accionistas. Por ello, en esta semana nos estaremos comunicando con usted para poder discutir y trabajar el tema y la propuesta a ser elaborada, además de desarrollar los fundamentos para la misma.

Estoy a su disposición y puede comunicarse conmigo al (787) 749-4116 o a nuestra Oficina de la Secretaría de la Junta al PO Box 363628, San Juan PR 00936-3628 para cualquier duda o inquietud que pueda surgirle sobre la información anteriormente esbozada.

Cordialmente,

Karen López Freytes
Asesora Legal

PROPUESTA:

La Resolución Número __ es presentada por Dr. Francisco J. Echegaray Espada, accionista de Triple-S Management, para solicitar a la Junta de Directores de Triple-S Management que coticen e intercambien las acciones de Triple-S Management Corporation en uno de los mercados de valores de los Estados Unidos.

Por Cuanto: Ya que las condiciones del mercado de la salud han cambiado a través de los tiempos y es necesario hacer modificaciones para hacer justicia a los accionistas de Triple-S que lucharon por su creación y desarrollo.

Por Tanto: Resuélvase por esta Honorable Asamblea de Accionistas, solicitar a la Junta de Directores de Triple-S Management que coticen e intercambien las acciones de Triple-S Management Corporation en uno de los mercados de valores de los Estados Unidos.

____

Dr. Francisco J. de Echegaray Espada
Accionista Fundador

FRANCISCO J. DE ECHEGARAY ESPADA, MD, MPH, CASS
P O BOX 612
MAYAGUEZ, PUERTO RICO 00681
TEL. 787-834-4371
FAX 787-806-1316

5 de diciembre de 2005

Sra. Santia Bartolomei
Oficina Junta de Directores
Triple S Management Corporation
P O Box 363628
San Juan, PR 00936-3628

Estimada señora Bartolomei:

El Fax que me envió en diciembre 2 de 2005 con el borrador de propuesta preparada por la Asesora Legal es inaceptable, pues creo que es necesario hacer los cambios a los estatutos sugeridos en mi carta del 14 de noviembre de 2005 antes de cotizar acciones de Triple S en New York Stock Exchange como una corporación publica y hacer justicia de tal forma que los dueños originales fundadores de Triple S que han muerto beneficien a sus herederos con el valor de las acciones que deseen vender o que los herederos se queden con sus acciones y reciban beneficios de dividendos por estas acciones. De otra forma sería injusto el que Triple S venda estas acciones y los beneficiarios de estas transacciones no sean los herederos.

Vuelvo a insistir que sea presentada la propuesta según fue redactada por mí en la comunicación del 14 de noviembre de 2005 al Secretario de la Junta de Directores de la Corporación.

Atentamente,

Francisco J. De Echegaray Espada, MD, MPH, CASS
Accionista Fundador

RECIBIDO
DEC 05 2005
OFICINA JUNTA DE DIRECTORES

TRIPLE-S
MANAGEMENT
CORPORATION

PEOPLECARE

PO Box • 363628
San Juan • Puerto Rico
00936-3628
Tel. 749-4949
Fax 749-4191

15 de diciembre de 2005

Dr. Francisco J. Echegaray Espada
PO Box 612
Mayagüez, PR 00681

Estimado doctor Echegaray:

En su carta del 5 de diciembre de 2005 usted nos indica que, aún luego de colaborar con usted para someter a la consideración del Comité de Resoluciones y Reglamentos una propuesta procesalmente válida para la Asamblea Anual Ordinaria de Accionistas de 2006, usted insiste en presentar para nuestra consideración su propuesta sometida el 14 de noviembre de 2005 la cual incluye cuatro propuestas en una.

Según disponen las Reglas del *Securities and Exchange Commission* (SEC), cada accionista podrá someter **solamente una propuesta** para la Asamblea de Accionistas. Lamentamos informarle que según fueron sometidas sus propuestas, las mismas no pueden ser consideradas. Para poder evaluar alguna propuesta es necesario que, de sus cuatro propuestas, usted determine una para ser presentada a la consideración de la Asamblea, y la misma debe contener los fundamentos necesarios en su apoyo. Por tal razón, le solicitamos nos someta una sola propuesta y nos fundamente la misma para así poder evaluarla.

De usted desear que alguna de sus propuestas sea sometida para consideración como una propuesta de resolución para ser incluida en nuestra Declaración sobre Poder para la Asamblea Anual Ordinaria de 2006, según dispone el SEC, tiene 14 días desde que reciba esta comunicación para corregir los señalamientos anteriormente descritos y someternos una sola propuesta debidamente fundamentada, y gustosamente la atenderemos.

Puede comunicarse conmigo al (787) 749-4116 para cualquier duda o inquietud que pueda surgirle sobre la información anteriormente esbozada.

Cordialmente,

Karen López Freytes
Asesora Legal

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGUEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

RECIBIDO
DEC 23 2005
OFICINA JUNTA DE DIRECTORES

21 de diciembre de 2005

Dr. Jesús R. Sánchez Colón
Secretario de la Junta de Directorres
Triple S Management Corporation
P O Box 363628
San Juan, Puerto Rico 00936-3628

Estimado doctor Sánchez:

Le he enviado comunicación personal a usted relativo a propuesta que deseo radicar. Una empleada de la Corporación, asesora de la misma, se comunica conmigo y en nuestro dialogo en vez de ayudar y aclarar los conceptos envueltos crea un caos. Adjunto le envío copia de la carta recibida y copia de la contestación a la misma.

Le ruego me informe y conteste directamente mi correspondencia., sus asesores lo pueden orientar pero la decisión y responsabilidad de su cargo es suya y no debe la Asesora tomar decisiones y firmar correspondencia oficial asumiendo la responsabilidad de la Secretaría de la Corporación, ya que el responsable y el que toma las decisiones de la Secretaría de la Corporación es usted.

Saludos y Felicidades,

Francisco J. de Echegaray Espada, MD, MPH, CASS
Accionista Fundador

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGUEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

21 de diciembre de 2005

Sra. Karen López Freytes
Asesora Legal
Triple S Management Corporation
P O Box 363628
San Juan, Puerto Rico 00936-3628

Re: Propuesta
su carta del 15 de diciembre de 2005

Estimada señora López Freytes:

Estoy sometiendo **una** propuesta que necesita varios cambios en los estatutos para que sea efectiva. No varias propuestas como usted alega.

No intereso que esta propuesta sea incluida en la declaración de poder de la corporación. Deseo que esté sola, pues sus objetivos son diferentes a los de la administración actual de la Triple S.

Los fundamentos son sencillos son de hacer justicia a los fundadores muertos y a los que están a punto de partir de esta vida material y evitar que los accionistas no fundadores adquirieran las acciones de los fundadores muertos y que de los que están terminando su existencia en este mundo de tal forma que los herederos legales sean los que adquieran sus acciones, otra cosa seria injusta y no correcto desde el punto de vista karmico y judicial.

En la propuesta que me envía para sustituir la mía, esa si son dos prepuestas diferentes y no una y sus objetivos y resultados son diametralmente opuestos a los míos y por eso es inaceptable.

ZORIONAK!
EN LA CELEBRACION DEL NACIMIENTO DEL SEÑOR

Francisco J. de Echegaray Espada, MD, MPH, CASS
Accionista Fundador

[TRANSLATION]

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGÜEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

October 31, 2005

Dr. Jesús R. Sánchez Colón, Secretary of the Board of Directors
Triple S Management Inc. and/or Seguros de Servicios de Salud de PR
PO Box 363628
San Juan, PR 00936-3628

Dear Doctor:

I hereby request that the following proposals to the shareholders be included in the Annual Shareholders Meeting of 2006.

PROPOSAL 1
Eliminate the restriction in the rules and regulations that stipulates that in order to become a shareholder of the Corporation the individual must be a physician or surgeon.

PROPOSAL 2
The shares of deceased shareholders held as treasury stock or that have been sold at nominal value shall be transferred to the heirs of the deceased shareholders.

PROPOSAL 3
Valuate existing shares at real value in the market according to the SEC Act of 1934, as amended thereafter, trade said shares in the market in New York, and pay dividends.

PROPOSAL 4
That the beneficiaries of the aforementioned changes solely be the shareholders and/or their heirs, both the original shareholders and present shareholders.

In Mayagüez, Puerto Rico, October 31, 2005

Sincerely,

/s/ Francisco J. de Echegaray Espada
Francisco J. de Echegaray Espada, MD, MPH, CASS
Shareholder

[STAMP ON BOTTOM RIGHT-HAND SIDE
READS:
RECEIVED
NOV 03 2005
OFFICE BOARD OF DIRECTORS]

[TRANSLATION]

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGÜEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

[STAMP ON RIGHT-HAND SIDE READS:
RECEIVED
NOV 21 2005
OFFICE BOARD OF DIRECTORS]

November 14, 2005

Dr. Jesús R. Sánchez Colón, Secretary of the Board of Directors
Triple S Management Inc. and/or Seguros de Servicios de Salud de PR
PO Box 363628
San Juan, PR 00936-3628

Dear Doctor:

I hereby submit an amendment to my letter dated October 31, 2005 so that it reads as follows: I request that at the Annual Shareholders Meeting of 2006 the following proposal be included. That the corporate statutes be modified such that Triple S Corporation operate as the legal entity that it is and that it be authorized to:

A. Eliminate the restriction in the rules and regulations that stipulates that in order to become a shareholder of the Corporation the individual must be a physician or surgeon.
B. The shares of deceased shareholders held as treasury stock or that have been sold at nominal value shall be transferred to the heirs of the deceased shareholders.
C. Valuate existing shares at real value in the market according to the SEC Act of 1934, as amended thereafter, trade said shares in the market in New York, and pay dividends.
D. That the beneficiaries of the aforementioned changes be only the shareholders and/or their heirs, both the original shareholders and present shareholders.

This amendment stating that the "Corporation operate as the legal entity that it is" is necessary given that the market conditions of the healthcare industry have changed over time, making it necessary to make modifications in order to do justice to the founders of this corporation, who with a lot of sacrifices fought to create and develop said corporation under adverse conditions.

I request that this proposal be sent to all living shareholders in order to gather their feedback and that after a survey is conducted, among them, the corporation notify me of the results obtained from said exercise.

In Mayagüez, Puerto Rico, on November 14, 2005.

Sincerely,

/s/ Francisco J. de Echegaray Espada
Francisco J. de Echegaray Espada, MD, MPH, CASS
Founding Shareholder

[TRANSLATION]

[TRIPLE-S MANAGEMENT CORPORATION & PEOPLE CARE LETTERHEAD INCLUDING BOTH LOGOS, MAILING ADDRESS, TELEPHONE NUMBER AND FAX NUMBER]

November 16, 2005

Dr. Francisco J. Echegaray Espada
PO Box 612
Mayagüez, PR 00681

Dear Doctor Echegaray:

I hereby acknowledge receipt of your letter dated October 31, 2005, in which you bring to our attention four proposals that you wish be included in the Proxy Statement for the Eighth Annual Shareholders Meeting of Triple-S Management Corporation to be held on April 30, 2006.

According to Rule Number 14a-8 of the Securities and Exchange Commission (SEC), each shareholder may submit only one proposal for consideration at the Shareholders Meeting. It is the interest of the Rules and Regulations Committee to evaluate every proposal submitted for the Meeting. In order for us to consider your proposal, it is necessary that you choose which of the four proposals submitted you would like to submit for consideration of the Meeting and that said proposal include information about its benefits and convenience.

This SEC Rule stipulated that you have 14 days from receipt of this letter to correct the aforementioned findings and to submit to us only one duly supported proposal, which we will consider.

In case you have any questions, you may contact me at (787) 749-4122 or at the following mailing address: PO Box 363628, San Juan, PR 0036-3628.

Sincerely,

/s/ Jesús R. Sánchez Colón, DMD
Jesús R. Sánchez Colón, DMD
Secretary of the Board of Directors

[TRANSLATION]

[TRIPLE-S MANAGEMENT CORPORATION & PEOPLE CARE LETTERHEAD INCLUDING BOTH LOGOS, MAILING ADDRESS, TELEPHONE NUMBER AND FAX NUMBER]

December 1, 2005

Dr. Francisco J. Echegaray Espada
PO Box 612
Mayagüez, PR 00681

Dear Doctor Echegaray:

As per our telephone conversation on November 30, 2005, we will be working with you in drafting a resolution that can be included in the Proxy Statement for the Annual Shareholders Meeting of 2006.

According to the Rules of the Securities and Exchange Commission (SEC), each shareholder may submit only one proposal for consideration at the Shareholders Meeting. As such, this coming week we will contact you in order to discuss and work on the theme of the proposal to be written, as well as to shape the evidence that supports your proposal.

I remain at your disposal. You may contact me at (787) 749-4116 or by mail at our Office of the Secretary of the Board (PO Box 363628, San Juan, PR 00936-3628) in case you have any questions or concerns that may have arisen from the information presented above.

Sincerely,

/s/ Karen López Freytes
Karen López Freytes
Legal Counsel

[TRANSLATION]

PROPOSAL

Resolution Number _____ is presented by Dr. Francisco J. Echegaray Espada, shareholder of Triple-S Management, to request that the Triple-S Management Board of Directors list and trade Triple-S Management Corporation stock in one of the stock markets of the United States.

WHEREAS: the market conditions of the healthcare industry have changed over time, making it necessary to make modifications in order to do justice to the Triple-S shareholders who fought to create and develop Triple-S.

NOW THEREFORE: MAY IT BE RESOLVED at this Honorable Shareholders Meeting that the Board of Directors of Triple-S Management that it list and trade Triple-S Management Corporation stock in one of the stock markets of the United States.

____

Dr. Francisco J. de Echegaray Espada
Founding Shareholder

[Handwritten note on bottom right-hand side of proposal reads: "Fax that he requested via telephone, dictated and then rejected after reviewing it on paper."]

[TRANSLATION]

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGÜEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

December 5, 2005

Mrs. Santia Bartolomei
Office of the Board of Directors
Triple S Management Corporation
PO Box 363628
San Juan, PR 00936-3628

Dear Mrs. Bartolomei:

The fax that you sent me on December 2, 2005 with the draft of the proposal prepared by the Legal Counsel is unacceptable, as I don't believe it is necessary to make all the changes to the statutes proposed in my letter of November 14, 2005 before quoting shares of Triple S in the New York Stock Exchange as a public corporation and doing justice to the original founding owners of Triple S, such that those who have died pass on to their heirs the value of the shares that they wish to sell or that their heirs keep their shares and receive dividends from those shares. On the other hand, it would be unfair for Triple S to sell these shares and have the beneficiaries of these transactions not be the heirs [the heirs of the original shareholders.]

I insist that my proposal be presented as written by me in my letter dated and addressed to the Secretary of the Board of Directors of the Corporation.

Sincerely,

/s/ Francisco J. de Echegaray Espada
Francisco J. de Echegaray Espada, MD, MPH, CASS
Founding Shareholder

[TRANSLATION]

[TRIPLE-S MANAGEMENT CORPORATION & PEOPLE CARE LETTERHEAD INCLUDING BOTH LOGOS, MAILING ADDRESS, TELEPHONE NUMBER AND FAX NUMBER]

December 15, 2005

Dr. Francisco J. Echegaray Espada
PO Box 612
Mayagüez, PR 00681

Dear Doctor Echegaray:

In your letter dated December 5, 2005 you indicate to us—even after collaborating with you to submit a legally valid proposal to the Rules and Regulations Committee for consideration at the Annual Shareholders Meeting of 2006—that you insist on presenting your proposal dated November 14, 2005, which includes four proposals in one.

According to the Rules of the Securities and Exchange Commission (SEC), each shareholder may submit **only one proposal** for consideration at the Shareholders Meeting. We regret to inform you that, as submitted, your proposals cannot be considered. In order for us to consider any proposal, it is necessary that you choose which of the four proposals submitted you would like to submit for consideration of the Meeting and that said proposal include the supporting statements in order for us to evaluate it.

In case you wish to submit one of your proposals for consideration as a resolution proposal to be included in our Proxy Statement for the Annual Shareholders Meeting of 2006, as per SEC regulations, please be advised that you have 14 days from receipt of this letter to correct the aforementioned findings and to submit to us only one duly supported proposal, and we will gladly consider it.

You may contact me at (787) 749-4116 in case you have any questions or concerns that may have arisen from the information presented above.

Sincerely,

/s/ Karen López Freytes
Karen López Freytes
Legal Counsel

[TRANSLATION]

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGÜEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

[STAMP ON RIGHT-HAND SIDE
READS:
RECEIVED
DEC 23 2005
OFFICE BOARD OF DIRECTORS]

December 21, 2005

Dr. Jesús R. Sánchez Colón
Secretary of the Board of Directors
Triple S Management Corp.
PO Box 363628
San Juan, PR 00936-3628

Dear Doctor Sánchez:

I am writing you to inform you that I would like to submit a proposal. A [Triple-S] Corporation employee and advisor called me and, in our conversation, instead of helping and clearing up the concepts involved [in submitting said proposal], created chaos. Enclosed please find a copy of the letter received, as well as a copy of my reply to said letter.

I ask that you personally keep me informed and answer my letters. While your advisors may provide you with guidance, the ultimate decision and responsibility is in your hands, and your advisor should not make decisions and sign official correspondence on behalf of the Office of the Secretary of the Corporation, as the responsible party and person who makes decisions on behalf of the Office of the Secretary of the Corporation is you.

Greetings and Season's Greetings,

/s/ Francisco J. de Echegaray Espada
Francisco J. de Echegaray Espada, MD, MPH, CASS
Founding Shareholder

[TRANSLATION]

FRANCISCO J. DE ECHEGARAY, MD, MPH, CASS
PO BOX 612
MAYAGÜEZ, PUERTO RICO 00681
TEL. (787) 834-4371
FAX (787) 806-1316

December 21, 2005

Mrs. Karen López Freytes
Legal Counsel
Triple S Management Corporation
PO Box 363628
San Juan, PR 00936-3628

Re: Proposal December 15, 2005 Letter

Dear Mrs. López Freytes:

I am submitting **one** proposal that needs various changes to the statutes in order for it to be effective.

I have no interest in including this proposal in the Corporation's Proxy Statement. It is my desire that it stand on its own as its objectives are different from those of Triple-S' current administration.

The main ideas in the proposal are simple: (1) doing justice to the original founding owners of Triple S who have passed away or who are about to pass away, such that Shareholders who are not founders are precluded from acquiring the shares of those deceased founders or from those who are about to leave this world; and (2) allowing for the legal heirs to be the ones to acquire the shares [of the founding Shareholders]. Doing otherwise would be unfair both from a karmic and legal point of view.

The proposal that you sent to substitute mine does include two different proposals instead of one and its objectives and results diametrically oppose mine. And for that, your proposal is unacceptable.

MERRY CHRISTMAS AS YOU CELEBRATE THE BIRTH OF CHRIST THE LORD!
[PART OF THE ORIGINAL TEXT IS IN BASQUE]

Sincerely,

/s/ Francisco J. de Echegaray Espada
Francisco J. de Echegaray Espada, MD, MPH, CASS
Founding Shareholder

FIDDLER GONZALEZ & RODRIGUEZ, P.S.C.
ATTORNEYS AND COUNSELORS AT LAW
PO BOX 363507
SAN JUAN, PR 00936-3507

TELEPHONE (787) 753-3113
FAX (787) 759-3123

254 MUÑOZ RIVERA AVENUE
CORNER CHARDÓN STREET
6TH FLOOR
HATO REY, PR 00918

January 10, 2006

VIA UPS NEXT DAY
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal from Dr. Francisco J. Echegaray
Triple-S Management Corporation
(SEC File Number: 000-49762)

Ladies and Gentlemen:

Yesterday, on behalf of our client Triple-S Management Corporation (the "Corporation"), a corporation organized and existing under the laws of the Commonwealth of Puerto Rico, and registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we made a filing in connection with Rule 14a-8 of the Exchange Act. In said filing we mentioned that the Corporation plans to mail its proxy statement for the 2006 Annual Meeting of Shareholders (the "Proxy Statement") on or before March 30, 2006. We hereby correct that statement and state that the correct mailing date for the Proxy Statement is on or before March 31, 2006.

If you have any questions or comments regarding this filing, please contact the undersigned at (787) 759-3178.

Sincerely,

José A. Sosa

Cc: Dr. Francisco J. Echegaray
Enrique R. Ubarri, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Triple-S Management Corporation
Incoming letter dated January 9, 2006

The proposal calls for the corporate statutes to be modified to eliminate certain share ownership requirements, to provide that the shares of deceased shareholders held as treasury stock or that have been sold at nominal value shall be transferred to the heirs of the deceased shareholders, to authorize the company to trade its shares in the market in New York and to pay dividends.

To the extent the proponent intended the proposal to be included in Triple-S's proxy materials, there appears to be some basis for your view that Triple-S may exclude the proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Triple-S omits the proposal from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Triple-S relies.

Sincerely,

Mark Vilardo
Special Counsel